

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3010

June 1, 2009

Richard A. Smith
President and Chief Executive Officer
Realogy Corporation
One Campus Drive
Parsippany, NJ 07054

> **Re: Realogy Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 25, 2009**
> **File No. 333-148153**

Dear Mr. Smith:

We have limited our review to the issues addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 15. Exhibits, Financial Statements and Schedules, page 125

1.   It appears that some of the exhibits listed in the Exhibit Index to the Form 10-K omit schedules or exhibits to the agreements. Item 601(b)(10) of Regulation S-K requires you to file the complete agreement for all material contracts and does not provide for the omission of any attachments to those agreements. Please explain to us why you have omitted such materials from each of the following exhibits:

Exhibit	Description
10.1	Tax Sharing Agreement by and among Realogy Corporation, Cendant Corporation, Wyndham Worldwide Corporation and Travelport Inc.

	dated as of July 28, 2006 (Incorporated by reference to Exhibit 10.2 to Realogy Corporation's Current Report on Form 8-K dated July 31, 2006).
10.3	Transition Services Agreement among Realogy Corporation, Cendant Corporation, Wyndham Worldwide Corporation and Travelport Inc. dated as of July 27, 2006 (Incorporated by reference to Exhibit 10.1 to Realogy Corporation's Current Report on Form 8-K dated July 31, 2006).
10.4	Credit Agreement dated as of April 10, 2007, by and among Realogy Corporation, Domus Intermediate Holdings Corp., the Lenders party thereto, JPMorgan Chase Bank, N.A., Credit Suisse, Bear Stearns Corporate Lending Inc., Citicorp North America, Inc. and Barclays Bank plc. (Incorporated by reference to Exhibit 10.3 to Realogy Corporation's Registration Statement on Form S-4 (File No. 333-148253)).
10.5	Guarantee and Collateral Agreement dated as of April 10, 2007, among Domus Intermediate Holdings Corp., Realogy Corporation, each Subsidiary Loan Party party thereto, and JPMorgan Chase Bank, N.A., as administrative agent(Incorporated by reference to Exhibit 10.4 to Realogy Corporation's Registration Statement on Form S-4 (File No. 333-148253)).
10.10	Employment Agreement, dated as of April 10, 2007 between Realogy Corporation and Richard A. Smith (Incorporated by reference to Exhibit 10.9 to Realogy Corporation's Registration Statement on Form S-4 (File No. 333-148253)).
10.11	Employment Agreement, dated as of April 10, 2007 between Realogy Corporation and Anthony E. Hull (Incorporated by reference to Exhibit 10.10 to Realogy Corporation's Registration Statement on Form S-4 (File No. 333-148253)).
10.12	Employment Agreement, dated as of April 10, 2007 between Realogy Corporation and Alexander E. Perriello (Incorporated by reference to Exhibit 10.11 to Realogy Corporation's Registration Statement on Form S-4 (File No. 333-148253)).
10.13	Employment Agreement, dated as of April 10, 2007 between Realogy Corporation and Bruce G. Zipf (Incorporated by reference to Exhibit 10.12 to Realogy Corporation's Registration Statement on Form S-4 (File No. 333-148253)).

10.16	Form of Restricted Stock Agreement between Domus Holdings Corp. and the Purchaser party thereto (Incorporated by reference to Exhibit 10.15 to Realogy Corporation's Registration Statement on Form S-4 (File No. 333-148253)).
10.22	Amended and Restated Limited Liability Company Operating Agreement of PHH Home Loans, LLC dated as of January 31, 2005, by and between PHH Broker Partner Corporation and Cendant Real Estate Services Venture Partner, Inc. (Incorporated by reference to Exhibit 10.1 to the Cendant Corporation Current Report on Form 8-K filed February 4, 2005).
10.25	Strategic Relationship Agreement, dated as of January 31, 2005, by and among Cendant Real Estate Services Group, LLC, Cendant Real Estate Services Venture Partner, Inc., PHH Corporation, Cendant Mortgage Corporation, PHH Broker Partner Corporation and PHH Home Loans, LLC (Incorporated by reference to Exhibit 10.2 to the Cendant Corporation Current Report on Form 8-K filed February 4, 2005).
10.32	Joinder Agreement dated as of January 1, 2005, between SPTC Delaware LLC, Sotheby's (as successor to Sotheby's Holdings, Inc.), and Cendant Corporation and Sotheby's International Realty Licensee Corporation (Incorporated by reference to Exhibit 10.14(d) to Realogy Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2006).
10.41	Sixth Omnibus Amendment Agreement and Consent, dated as of June 6, 2007, among Cartus Corporation, Cartus Financial Corporation, Apple Ridge Services Corporation, Apple Ridge Funding LLC, Realogy Corporation, The Bank of New York, the conduit purchasers, committed purchasers, managing Agents and Calyon New York Branch (Incorporated by reference to Exhibit 10.37 to Realogy Corporation's Registration Statement on Form S-4 (File No. 333-148253)).
10.42	Amended and Restated Series 2007-1 Indenture Supplement, dated as of April 10, 2007 and Amended and Restated as of July 6, 2007, between Apple Ridge Funding LLC and The Bank of New York, as indenture trustee, paying agent, authentication agent, transfer agent and registrar, which modifies the Master Indenture, dated as of April 25, 2000, among Apple Ridge Funding LLC and The Bank of New York, as indenture trustee, paying agent, authentication agent, transfer agent and registrar (Incorporated by reference to Exhibit 10.38 to Realogy Corporation's Registration Statement on Form S-4 (File No. 333-148253)).

10.43	Amended and Restated Note Purchase Agreement, dated as of April 10, 2007 and Amended and Restated as of July 6, 2007 among Apple Ridge Funding LLC, Cartus Corporation, the conduit purchasers, committed purchases and managing agents party thereto and Calyon New York Branch, as administrative and lead arranger (Incorporated by reference to Exhibit 10.39 to Realogy Corporation's Registration Statement on Form S-4 (File No. 333-148253)).
10.45	Amended and Restated CRC Purchase Agreement dated as of June 27, 2007 by and between Cartus Corporation and Cartus Relocation Corporation (Incorporated by reference to Exhibit 10.40 to Realogy Corporation's Registration Statement on Form S-4 (File No. 333-148253)).
10.46	Amended and Restated Receivables Purchase Agreement dated as of June 27, 2007 by and between Cartus Relocation Corporation and Kenosia Funding, LLC (Incorporated by reference to Exhibit 10.41 to Realogy Corporation's Registration Statement on Form S-4 (File No. 333-148253)).
10.47	Amended and Restated Fee Receivables Purchase Agreement dated as of June 27, 2007 by and between Cartus Corporation and Kenosia Funding, LLC (Incorporated by reference to Exhibit 10.42 to Realogy Corporation's Registration Statement on Form S-4 (File No. 333-148253)).
10.48	Amended and Restated Servicing Agreement dated as of June 27, 2007 by and between Cartus Corporation, Cartus Relocation Corporation, Kenosia Funding, LLC, and The Bank of New York, as trustee (Incorporated by reference to Exhibit 10.43 to Realogy Corporation's Registration Statement on Form S-4 (File No. 333-148253)).
10.49	Amended and Restated Indenture dated as of June 27, 2007 by and between Kenosia Funding, LLC, as issuer, and The Bank of New York, as trustee (Incorporated by reference to Exhibit 10.44 to Realogy Corporation's Registration Statement on Form S-4 (File No. 333-148253)).
10.50	Amended and Restated Note Purchase Agreement, dated as of April 10, 2007, among Kenosia Funding, LLC, Cartus Corporation, Cartus Relocation Corporation, the commercial paper conduits from time to time party thereto, the financial Institutions from time to time party thereto, the persons from time to time party thereto as managing agents and Calyon New York Branch, as administrative agent and lead arranger (Incorporated by reference to Exhibit 10.45 to Realogy Corporation's

	Registration Statement on Form S-4 (File No. 333-148253)).

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Phil Rothenberg at 202-551-3466 or me at 202-551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director